NewsRelease

TransCanada Asks State Department to Pause Keystone XL Review

Calgary, Alberta – November 2, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has sent a letter to Secretary John Kerry of the U.S. State Department asking the Department to pause its review of the Presidential Permit application for the Keystone XL pipeline. The company believes there is sound precedent for making this request.

“We are asking State to pause its review of Keystone XL based on the fact that we have applied to the Nebraska Public Service Commission for approval of its preferred route in the state,” said Russ Girling, TransCanada’s president and chief executive officer. “I note that when the status of the Nebraska pipeline route was challenged last year, the State Department found it appropriate to suspend its review until that dispute was resolved. We feel under the current circumstances a similar suspension would be appropriate.”

Girling adds TransCanada made the decision to apply to the Nebraska Public Service Commission (PSC) following legal challenges in the state over the constitutionality of the statute under which Governor Heineman approved the route in 2013.

It is anticipated that route approval by the PSC would take seven to 12 months to complete.

Keystone XL is an $8 billion infrastructure project that would carry U.S. Bakken crude and Canadian oil to U.S. refineries, pushing out the millions of barrels of foreign oil imported every day. According to the Department of State, the project would create over 40,000 jobs and inject millions of dollars of tax revenue into communities along the pipeline’s route.

State also concluded Keystone XL would be safer and generate fewer greenhouse gas emissions than transporting crude oil by other means.

To read the letter sent to Secretary Kerry click here.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 30, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522

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